1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 17, 2018

VIA EDGAR

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust” or “Registrant”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Dear Ms. Fettig:

This letter responds to your comments with respect to certain of the Trust’s annual reports and post-effective amendments to its registration statement, each of which were filed by the Trust on behalf of the series listed on Appendix A (each, a “Fund,” and together, the “Funds”). The comments were provided by the SEC staff (the “Staff”) in a telephone conversation on February 27, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment 1: Please refile the N-SARs for the Funds with a fiscal year end of July 31 (filed September 29, 2015) to include a completed internal control report.

Response: The Registrant confirms that its September 29, 2015 N-SAR filing was amended to include the complete internal controls report and was refiled via EDGAR on March 14, 2018.

Comment 2: For future filings, please follow the format of Form N-CSR, which was updated as of August 1, 2017. For example, Item 12 should be marked as non-applicable for funds that are not closed-end management investment companies.

Response: The Registrant confirms that beginning with funds that had a fiscal year end of August 31, 2017 and going forward, the format of Form N-CSR that was updated as of August 1, 2017 was, and will be, followed.

Comment 3: iShares J.P. Morgan USD Emerging Markets Bond ETF is classified as non-diversified, but appears to be operating as diversified. Please confirm whether the fund should continue to be classified as non-diversified.

Response: The Registrant confirms that, as of the date of this letter, the Fund noted above has not been operating as diversified for more than three years.

Comment 4: Please confirm that the following funds satisfy Rule 35d-1 under the 1940 Act (i.e., the “Names Rule”): iShares MSCI All Peru Capped ETF, iShares MSCI Qatar Capped ETF, iShares MSCI UAE Capped ETF, and iShares MSCI Ireland Capped ETF. In particular, how does the 10% economic exposure threshold comply with the Names Rule.

Response: The Trust confirms that each Fund referenced above satisfies the Names Rule under the 1940 Act. As noted in each Fund’s prospectus, the 10% economic exposure threshold is the third component of the methodology used by MSCI, Inc. (as the Index Provider) and is only used if its first two criteria do not result in the target number of securities and issuers for the Underlying Index. The Trust confirms that, with the exception of iShares MSCI Peru ETF (formerly known as iShares MSCI All Peru Capped ETF), none of the Funds listed above rely on the 10% economic exposure threshold. With respect to iShares MSCI Peru ETF, because only a small percentage of the Fund’s holdings consists of issuers included in the Underlying Index as a result of the Index Provider’s reliance on the 10% economic threshold, the Fund believes it satisfies the 80% test of the Names Rule.

Comment 5: The principal investment strategies of the iShares MSCI Global Agricultural Producers ETF, a series of iShares, Inc., includes a representation that “[t]he Fund, under normal market conditions, will invest at least 40% of its assets in issuers organized or located outside the U.S. or doing business outside the U.S.” Please consider adding this disclosure for each iShares fund that uses the term “global” in its name.

Response: In its release adopting Rule 35d-1,1 the SEC stated that the term “global” connotes diversification among investments in a number of different countries throughout the world and that “global” funds are not subject to Rule 35d-1. As of the date of this letter, the current prospectus for each iShares fund that uses the term “global” in its name discloses the various countries and/or number of countries included in the applicable fund’s Underlying Index (with one exception),2 and since each applicable fund invests a substantial percentage of its assets in the component securities of its Underlying Index, as disclosed in each applicable fund’s prospectus, the Trust takes the view that this evidences each applicable fund’s intent to make investments in a number of different

[1]	Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) at n.42 (the “Adopting Release”). See also, Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 10 (“The terms ‘international’ and ‘global’ connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.”).
[2]

The one exception is the iShares MSCI Argentina and Global Exposure ETF, which, as disclosed in that fund’s prospectus and previously discussed with the Staff, tracks an Underlying Index designed to measure the broad Argentina equity universe, and may include companies organized, listed or with significant operations in developed countries.

countries throughout the world. As a result, the Trust is of the position that the inclusion of the term “global” in the name of the applicable funds is appropriate and consistent with the position stated by the SEC in the Adopting Release. The Trust additionally notes that, consistent with its prior discussions with the Staff and based on the ICI memorandum regarding Staff comments on fund names,3 the 40% representation is not compulsory for funds using the term “global” in their name. As a result, the Trust respectfully declines to add the requested disclosure to the applicable funds that do not already include such a representation in their principal investment strategies.

Comment 6: For certain iShares funds that track a narrow or specialized index, please consider adding a comparison of the fund’s performance to that of a broad-based index consistent with Item 27 of Form N-1A.

Response: The Registrant believes that the underlying index for an index fund is broad-based for purposes of Form N-1A if such underlying index “is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.”4 The Registrant also notes that the underlying index for an index fund, whether specialized or not, generally: (i) permits the fund to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a regulated investment company for purposes of the Internal Revenue Code; and (ii) maintains a sufficient number of issuers in order to meet applicable exchange listing requirements.

Unlike active funds, which do not seek to track a particular index, for iShares funds that are passively managed and seek to track the performance of an unaffiliated underlying index, the Registrant believes that a comparison of an iShares fund’s performance to that of its underlying index, whether specialized or not, is the most appropriate benchmark for evaluating and comparing the fund’s performance. The Registrant also believes that disclosing the performance information of an additional index that is not the underlying index for an index tracking fund would be confusing to investors. As a result, the Registrant respectfully declines to add an additional comparison for certain funds that track a specialized index.

Comment 7: Each of iShares MSCI Finland ETF (EFNL) and iShares Convertible Bond ETF (ICVT) recognized payments made by affiliates. Please provide disclosure explaining the impact of such payments on the total return of each fund (see 2017 Audit Guide to Investment Companies, Ch. 7, ¶ 138). Please provide in correspondence additional information regarding the payment made to the iShares MSCI Finland ETF for foregone securities lending income.

[3]	Investment Company Institute, SEC Staff Comments on Fund Names (Rule 35d-1) (June 4, 2012) (“The staff believes that one effective way to satisfy [Section 35(d) and Rule 35d-1 for funds using the term ‘global’ and ‘international’ in the fund names] is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US, or if conditions are not favorable, invest at least 30 percent of its assets outside the US. They do not believe, however, that this approach is compulsory.”).
[4]	Instruction 5, Item 27 of Form N-1A.

Response: The impact of payments from affiliates on total return was 0.03% for EFNL and 0.06% for ICVT. The Registrant will provide disclosure explaining the impact of such payments on the total return of each of these two Funds in future filings. The Registrant also notes that additional supplemental information related to EFNL was provided to the Staff as requested.

Comment 8: For iShares iBonds Mar 2018 Term Corporate ETF and iShares iBonds Mar 2018 Term Corporate ex-Financials ETF, the funds did not include money-market funds in the graphical representation of holdings, as required by Item 27(d)(3) of Form N-1A. Given that each fund has a significant percentage of its assets invested in money-market funds, please explain how the graphical representation accurately depicts each fund’s portfolio.

Response: Each of the Funds noted above was a term fund that terminated around the time indicated in its name. During the final one-year period of each of these Funds, the applicable Underlying Index did not rebalance as the bonds matured, and the maturity value of such bonds were represented in the Underlying Index by cash. As a result, as each of these Funds approached its termination date, its holdings of money market funds increased. Going forward, the Registrant will include money market funds in the graphical representation of holdings in the final year of its term funds.

Comment 9: In future filings, please include all requirements of Article 12-14 of Regulation S-X. In particular, please include footnotes 2, 5, and 7-9.

Response: The Registrant notes that all the information required by Article 12-14 is otherwise included in the annual and semi-annual reports. The Registrant presents the affiliates table directly beneath the Schedule of Investments in the annual and semi-annual reports, and given the proximity of the affiliates table to the Schedule of Investments, the Registrant believes the repetition of such information in the affiliates table could be considered less meaningful or possibly confusing to investors. Specifically, with respect to iShares funds for which all or substantially all of the portfolio consists of only affiliated investments, the Registrant believes that such repetition might be confusing to investors; and with respect to iShares funds that only have a small number of affiliated investments, the Registrant believes the requested information is easily identifiable in the Schedule of Investments and the repetition of such information in the affiliates table may not be considered meaningful or useful by investors. Accordingly, the Registrant continues to believe it would be appropriate to include certain information required by Article 12-14 in the Schedule of Investments only and not repeat such information in the affiliates table and respectfully declines to make the requested change.

Comment 10: Please explain how the exclusion of income earned on the investment of securities lending income cash collateral from affiliates in the table complies with Article 12-14 of Regulation S-X.

Response: The Registrant confirms that beginning with the January 31, 2018 semi-annual reports, the Registrant has included the net securities lending income in the affiliates tables with an explanatory footnote stating that the amount includes the Fund’s portion of securities lending income earned from the reinvestment of cash collateral from loaned securities (excluding collateral investment fees), net of fees and other payments to and from borrowers of securities.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	D. Damre

C. Chen

A. Attawar

J. Hahn

APPENDIX A

Registrant	Fund Name	Fiscal Year End
iShares Trust	iShares Core Aggressive Allocation ETF	7/31/2017
iShares Trust	iShares Core Conservative Allocation ETF	7/31/2017
iShares Trust	iShares Core Growth Allocation ETF	7/31/2017
iShares Trust	iShares Core Moderate Allocation ETF	7/31/2017
iShares Trust	iShares Core MSCI EAFE ETF	7/31/2017
iShares Trust	iShares Core MSCI Europe ETF	7/31/2017
iShares Trust	iShares Core MSCI International Developed Markets ETF	7/31/2017
iShares Trust	iShares Core MSCI Pacific ETF	7/31/2017
iShares Trust	iShares Core MSCI Total International Stock ETF	7/31/2017
iShares Trust	iShares Currency Hedged MSCI Europe Small-Cap ETF	7/31/2017
iShares Trust	iShares Edge MSCI Min Vol Asia ex Japan ETF	7/31/2017
iShares Trust	iShares EDGE MSCI Min Vol EAFE Currency Hedged ETF	7/31/2017
iShares Trust	iShares Edge MSCI Min Vol EAFE ETF	7/31/2017
iShares Trust	iShares EDGE MSCI Min Vol Europe Currency Hedged ETF	7/31/2017
iShares Trust	iShares Edge MSCI Min Vol Europe ETF	7/31/2017
iShares Trust	iShares Edge MSCI Min Vol Japan ETF	7/31/2017
iShares Trust	iShares Edge MSCI Min Vol USA ETF	7/31/2017
iShares Trust	iShares Edge MSCI Multifactor Global ETF	7/31/2017
iShares Trust	iShares Edge MSCI Multifactor Intl ETF	7/31/2017
iShares Trust	iShares Edge MSCI Multifactor Intl Small-Cap ETF	7/31/2017
iShares Trust	iShares Edge MSCI Multifactor USA ETF	7/31/2017
iShares Trust	iShares Edge MSCI Multifactor USA Small-Cap ETF	7/31/2017
iShares Trust	iShares Morningstar Multi-Asset Income ETF	7/31/2017
iShares Trust	iShares MSCI Europe Small-Cap ETF	7/31/2017
iShares Trust	iShares MSCI Min Vol USA Small-Cap ETF	7/31/2017
iShares Trust	iShares Adaptive Currency Hedged MSCI Eurozone ETF	8/31/2017
iShares Trust	iShares Adaptive Currency Hedged MSCI Japan ETF	8/31/2017
iShares Trust	iShares Currency Hedged MSCI Australia ETF	8/31/2017
iShares Trust	iShares Currency Hedged MSCI Canada ETF	8/31/2017
iShares Trust	iShares Currency Hedged MSCI Eurozone ETF	8/31/2017
iShares Trust	iShares Currency Hedged MSCI Germany ETF	8/31/2017
iShares Trust	iShares Currency Hedged MSCI Italy ETF	8/31/2017
iShares Trust	iShares Currency Hedged MSCI Japan ETF	8/31/2017
iShares Trust	iShares Currency Hedged MSCI Mexico ETF	8/31/2017
iShares Trust	iShares Currency Hedged MSCI South Korea ETF	8/31/2017
iShares Trust	iShares Currency Hedged MSCI Spain ETF	8/31/2017
iShares Trust	iShares Currency Hedged MSCI Switzerland ETF	8/31/2017
iShares Trust	iShares Edge MSCI Min Vol Global Currency Hedged ETF	8/31/2017

A-1

iShares Trust	iShares MSCI All Peru Capped ETF	8/31/2017
iShares Trust	iShares MSCI Argentina and Global Exposure ETF	8/31/2017
iShares Trust	iShares MSCI Brazil Small-Cap ETF	8/31/2017
iShares Trust	iShares MSCI China ETF	8/31/2017
iShares Trust	iShares MSCI China Small-Cap ETF	8/31/2017
iShares Trust	iShares MSCI Denmark Capped ETF	8/31/2017
iShares Trust	iShares MSCI Finland Capped ETF	8/31/2017
iShares Trust	iShares MSCI Germany Small-Cap ETF	8/31/2017
iShares Trust	iShares MSCI India ETF	8/31/2017
iShares Trust	iShares MSCI India Small-Cap ETF	8/31/2017
iShares Trust	iShares MSCI Indonesia ETF	8/31/2017
iShares Trust	iShares MSCI Ireland Capped ETF	8/31/2017
iShares Trust	iShares MSCI New Zealand Capped ETF	8/31/2017
iShares Trust	iShares MSCI Norway Capped ETF	8/31/2017
iShares Trust	iShares MSCI Philippines ETF	8/31/2017
iShares Trust	iShares MSCI Poland Capped ETF	8/31/2017
iShares Trust	iShares MSCI Qatar Capped ETF	8/31/2017
iShares Trust	iShares MSCI Saudi Arabia Capped ETF	8/31/2017
iShares Trust	iShares MSCI UAE Capped ETF	8/31/2017
iShares Trust	iShares 0-5 Year High Yield Corporate Bond ETF	10/31/2017
iShares Trust	iShares 0-5 Year Investment Grade Corporate Bond ETF	10/31/2017
iShares Trust	iShares 0-5 Year TIPS Bond ETF	10/31/2017
iShares Trust	iShares 10+ Year Investment Grade Corporate Bond ETF	10/31/2017
iShares Trust	iShares 1-3 Year International Treasury Bond ETF	10/31/2017
iShares Trust	iShares 5-10 Year Investment Grade Corporate Bond ETF	10/31/2017
iShares Trust	iShares Aaa—A Rated Corporate Bond ETF	10/31/2017
iShares Trust	iShares Broad USD High Yield Corporate Bond ETF	10/31/2017
iShares Trust	iShares CMBS ETF	10/31/2017
iShares Trust	iShares Convertible Bond ETF	10/31/2017
iShares Trust	iShares Core 1-5 Year USD Bond ETF	10/31/2017
iShares Trust	iShares Core International Aggregate Bond ETF	10/31/2017
iShares Trust	iShares Core Total USD Bond Market ETF	10/31/2017
iShares Trust	iShares Currency Hedged International High Yield Bond ETF	10/31/2017
iShares Trust	iShares Fallen Angels USD Bond ETF	10/31/2017
iShares Trust	iShares Floating Rate Bond ETF	10/31/2017
iShares Trust	iShares GNMA Bond ETF	10/31/2017
iShares Trust	iShares iBonds Dec 2021 Term Muni Bond ETF	10/31/2017
iShares Trust	iShares iBonds Dec 2022 Term Muni Bond ETF	10/31/2017
iShares Trust	iShares iBonds Dec 2023 Term Muni Bond ETF	10/31/2017
iShares Trust	iShares iBonds Mar 2018 Term Corporate ETF	10/31/2017
iShares Trust	iShares iBonds Mar 2018 Term Corporate ex-Financials ETF	10/31/2017

A-2

iShares Trust	iShares iBonds Mar 2020 Term Corporate ETF	10/31/2017
iShares Trust	iShares iBonds Mar 2020 Term Corporate ex-Financials ETF	10/31/2017
iShares Trust	iShares iBonds Mar 2023 Term Corporate ETF	10/31/2017
iShares Trust	iShares iBonds Mar 2023 Term Corporate ex-Financials ETF	10/31/2017
iShares Trust	iShares iBOXX $ High Yield ex Oil & Gas Corporate Bond ETF	10/31/2017
iShares Trust	iShares International Treasury Bond ETF	10/31/2017
iShares Trust	iShares J.P. Morgan USD Emerging Markets Bond ETF	10/31/2017
iShares Trust	iShares TIPS Bond ETF	10/31/2017
iShares Trust	iShares Treasury Floating Rate Bond ETF	10/31/2017
iShares Trust	iShares U.S. Treasury Bond ETF	10/31/2017
iShares Trust	iShares Yield Optimized Bond ETF	10/31/2017

A-3